                       Securities and Exchange Commission
                             Washington, D.C. 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                      Fox Strategic Housing Income Partners
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                            (Name of Subject Company)

                      Fox Strategic Housing Income Partners
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                      (Name of Person(s) Filing Statement)

                            Limited Partnership Units
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                                 Patrick J. Foye
                            Executive Vice President
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
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      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copies to:
                                Gregory M. Chait
                                  Robert Barker
                     Powell, Goldstein, Frazer & Murphy LLP
                           191 Peachtree Street, N.E.
                                 Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        The information in the Offer to Purchase of AIMCO Properties, L.P., dated May 8, 2002 (the "Offer"), and Letter to Limited Partners, dated May 8, 2002, is incorporated herein by reference in answer to all of the Items of this
Schedule 14D-9 except as otherwise set forth below.

Item 2. Identity and Background of Filing Person.

        This Schedule 14D-9 is being filed by Fox Strategic Housing Income Partners (the "Registrant"), a California limited partnership. The Registrant's managing general partner is Fox Partners VIII. The Registrant's business address is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222, and its telephone number is (303) 757-8101. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Registrant.

Item 9. Exhibits.

        (a) Offer to Purchase of AIMCO Properties, L.P. for Units of Limited Partnership Interest of Fox Strategic Housing Income Partners (Exhibit 1 to Schedule TO of AIMCO Properties, L.P., dated May 8, 2002, is incorporated herein by reference).

        (b) Letter to Limited Partners of Fox Strategic Housing Income Partners, dated May 8, 2002 (Exhibit 4 to Schedule TO of AIMCO Properties, L.P., dated May 8, 2002, is incorporated herein by reference).

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2002


                                     FOX STRATEGIC HOUSING INCOME PARTNERS

                                     By:  FOX PARTNERS VIII
                                          (General Partner)

                                     By:  FOX CAPITAL MANAGEMENT
                                          CORPORATION
                                          (General Partner - Fox Partners VIII)

                                     By:        /s/ Patrick J. Foye
                                          --------------------------------------
                                          Executive Vice President

                                  EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION


    (a) Offer to Purchase of AIMCO Properties, L.P. for Units of Limited Partnership Interest of Fox Strategic Housing Income Partners (Exhibit 1 to Schedule TO of AIMCO Properties, L.P., dated May 8, 2002, is incorporated herein by reference).

    (b) Letter to Limited Partners of Fox Strategic Housing Income Partners, dated May 8, 2002 (Exhibit 4 to Schedule TO of AIMCO Properties, L.P., dated May 8, 2002, is incorporated herein by reference).